Exhibit 16




December 12, 2003


Securities & Exchange Commission
Washington D.C.  20549

Ladies and Gentlemen:

We were previously the independent auditors of ATSI Communications, Inc. and Subsidiaries and, under the date of October 3, 2003, we reported on the consolidated balance sheet of ATSI Communications, Inc. and Subsidiaries as of July 31, 2003, and the related consolidated statements of operations, comprehensive loss, stockholders' deficit, and cash flows for the year then ended. On December 10, 2003 we were dismissed as the independent auditors of ATSI Communications, Inc. and Subsidiaries. We have read ATSI Communications, Inc. and Subsidiaries' statements included under Item 4 of its Form 8-K dated December 12, 2003, and we agree with such statements that there were no disagreements with management relating to any matters of accounting principle, practice, financial statement disclosure or audit scope.

Very truly yours,


/s/ Tanner + Co.
TANNER + CO.


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